News Release

BROOKFIELD ASSET MANAGEMENT INC. ACQUIRES
ADDITIONAL SHARES IN FRASER PAPERS INC.

Toronto CANADA, July 12, 2007 – Brookfield Asset Management (NYSE/TSX: BAM) today announced that it has acquired 2,000,000 common shares of Fraser Papers Inc. (TSX: FPS). This acquisition brings the total number of shares beneficially owned by Brookfield to 16,561,696, which represents 56% of the outstanding common shares of Fraser.

The purchases were made through the facilities of the Toronto Stock Exchange and the shares were acquired for investment purposes.

Fraser owns 3,613,780 Class B interests in a subsidiary of Acadian Timber Income Fund (TSX: ADN.un), which could be exchanged for the same number of units of Acadian, representing, on a fully diluted basis, 22% of the outstanding units of Acadian.  Under securities law, Brookfield is now deemed to beneficially own these interests in Acadian.  Brookfield also owns (directly and through joint actors) 406,232 units of Acadian and 4,507,030 Class B interests in a subsidiary of Acadian.  Taken together, if the interests of Fraser and Brookfield were both exchanged, Brookfield and its affiliates would own 8,527,042 units of Acadian, representing approximately 51% of the outstanding units of Acadian.  Brookfield holds the Acadian units for investment purposes.

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Brookfield Asset Management Inc. (NYSE/TSX:BAM), focused on property, power and infrastructure assets, has over $70 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM. For more information, please visit Brookfield’s website at www.brookfield.com.

Contact:

Media Denis Couture SVP, Government Relations and International Affairs Tel: 416-956-5189 Email: dcouture@brookfield.com	Investor Relations Katherine C. Vyse SVP, Investor Relations and Communications Tel: 416-369-8246 Email: kvyse@brookfield.com

NOTE: This statements in this press release concerning our future intentions regarding our investment in Fraser Papers shares may contain forward-looking information and other “forward-looking statements”, within the meaning of certain securities laws including Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may make such statements in this release, in other filings with Canadian regulators or the SEC or in other communications. The reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors.

When relying on our forward looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the risks and factors  detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business Environment and Risks” and other uncertainties and potential events.  The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.